UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

England and Wales
(Jurisdiction of Incorporation)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release entitled Annual Financial Report 2022 and Notice of AGM dated March 20, 2023

99.1
Annual Financial Report 2022 and Notice of AGM

Annual Financial Report 2022 and Notice of AGM

20 March 2023: Haleon plc (the "Company") (LSE/NYSE: HLN) today announces that the following documents have been made available to shareholders:

1.
Annual Report and Form 20-F 2022
2.
Notice of 2023 Annual General Meeting (AGM)
3.
Form of Proxy for the 2023 AGM
4.
AGM Voting Instruction Card

A copy of each of the documents has been submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

The Company will also file the Annual Report and Form 20-F 2022 with the US Securities and Exchange Commission today.

The documents referred to above are publicly available on the Company’s website at www.haleon.com.

In compliance with the Disclosure Guidance and Transparency Rules, the Annual Report and Form 20-F 2022, as submitted to the National Storage Mechanism, contains regulated information in unedited full text and is available on the Company’s website as noted above.

Shareholders may request a hard copy of the Annual Report and Form 20-F 2022, including the complete audited financial statements of the Company, free of charge from: Company Secretariat, Haleon plc, Building 5, First Floor, The Heights, Weybridge, KT13 0NY, United Kingdom.

Amanda Mellor, Company Secretary

About Haleon
Haleon (LSE / NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon’s product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Dated: March 20, 2023	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary